

November 7, 2011

Via Email
Jeffrey P. Fritz
Senior Vice President and Chief Financial Officer
Consumer Portfolio Services, Inc.
19500 Jamboree Road
Irvine, CA 92612

> **Re: Consumer Portfolio Services, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2010**
> **Filed March 31, 2011**
> **Form 10-K/A for Fiscal Year Ended December 31, 2010**
> **Filed May 2, 2011**
> **Form 10-Q for Fiscal Quarter Ended June 30, 2011**
> **Filed August 15, 2011**
> **File No. 001-14116**

Dear Mr. Fritz:

We have reviewed your letters dated October 5, 2011 and October 26, 2011 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. Where we have requested changes in future filings, please include a draft of your proposed disclosures that clearly identifies new or revised disclosures. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2010

Credit Experience, page 7

1. We note response number 1 of your letter dated October 26, 2011. Please revise future filings to include the table showing "Average number of extensions granted per month, Average number of outstanding accounts, and Average monthly extensions as % of average outstanding loans" for the periods presented.

2. We note response number 2 of your letter dated October 26, 2011. Please revise future filings to include your extension success rate tables and analysis.

3. We note response number 3b in your letter dated October 5, 2011. Please revise future filings to include a discussion of your extension activities similar to the one provided in your response.

4. We note response number 3c of your letter dated October 5, 2011. Please revise future filings to include the table stratifying your accounts with extensions into accrual and non-accrual categories for the periods presented.

5. Further, we note response number 3 of your letter dated October 26, 2011. Please revise future filings to include the table expanding on accounts with two or more extensions.

6. We note response numbers 3d and 5 of your letter dated October 5, 2011.   Please revise future filings to include a discussion of all the factors you consider at the time a loan is extended to determine whether the loan should accrue interest, similar to the discussion provided in your response.

Form 10-K/A filed May 2, 2011

Item 11. Executive Compensation

Summary Compensation Table, page 5

7. We note your response to comment 11 in our letter dated September 16, 2011. Please tell us what the Objective Performance Goals and Individual Performance Goals were for 2009 and 2010 for each named executive officer. Tell us what eligibility criteria each named executive officer satisfied and how the compensation committee arrived at the bonus percentages and amounts awarded. To the extent future bonus and non-equity incentive compensation is material in the future, please revise future filings accordingly.

8. Please tell us how you concluded the bonus amounts were properly reportable under the "Bonus" column rather than the "Non-equity Incentive Plan Compensation" column. Amounts earned under a plan that meets the definition of a non-equity incentive plan, but that permits the exercise of negative discretion in determining the amounts of bonuses, should generally be reported in the Non-equity Incentive Plan Compensation column. If, in the exercise of discretion, an amount is paid over and above the amounts earned by meeting the performance measure in the non-equity incentive plan, that amount should be reported in the Bonus column. Refer to Regulation S-K Compliance & Disclosure Interpretation 119.02.

Form 10-Q for the Fiscal Quarter Ended June 30, 2011

9. Please include in future filings your response to comment 13 in our letter dated September 16, 2011. The disclosure should clarify that it represents the opinion of management.

You may contact Bill Schroeder, Staff Accountant, at (202) 551-3294 or David Irving, Staff Accountant, at (202) 551-3321 if you have questions regarding comments on the financial statements and related matters. Please contact David Lyon, Financial Analyst, at (202) 551-3421 or me at (202) 551-3583 with any other questions.

Sincerely,

/s/ Matt S. McNair

Matt S. McNair
Attorney-Adviser

cc: Mark Creatura, Esq.
        Consumer Portfolio Services, Inc.